SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
BUSINESS OBJECTS S.A.
(Name of Subject Company)
BUSINESS OBJECTS S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

BUSINESS OBJECTS EMPLOYEE FAQ
Pre-Change of Control Equity Compensation FAQ
EQUITY COMPENSATION PROGRAMS
I. Regarding: Stock Options and RSUs
What will happen to my vested stock options? Do I need to exercise before the tender offer? Is there a chance I will lose my vested options?
Like shareholders, option holders will receive information about the offer in a timely manner to allow you to make your decision about participating. In addition, as an option holder, you will also receive detailed explanation about the process to exercise your vested options and to tender your shares, should you choose to do so.
If you want to participate in the offer and tender all or part of the shares underlying your vested options, you will have to exercise all or part of your vested options before the closing of the offer in order to purchase shares and then tender these shares to SAP before the closing of the offer. This can be accomplished through either (i) a cash exercise or (ii) a same day sale of a sufficient number of shares necessary to pay the exercise price and the withholding taxes, with the remainder of the shares then available for tender to SAP. Alternatively, you could choose to exercise your vested options and sell the underlying shares on the open market for as long as Business Objects is a publicly traded company. If you do not want to participate in the tender offer, you do not have to exercise your vested options or tender any shares that you receive upon exercise.
What is the process for handling ADSs I received or I will receive upon vesting of my RSUs during the tender offer period?
The ADSs you have already received and any ADSs that you are presently eligible to receive upon vesting of your RSUs between now and the closing of the offer are and will be transferred to your DB Alex Brown account through the same process already established in your location (see information on MILO from Stock Administration).
Then, like all other shareholders, you will receive detailed information about the offer at the same time as other shareholders. In addition, as an employee, you will receive further explanation about the process to exercise and to tender your ADSs, should you choose to do so.
You may also keep your ADSs and/or sell them on the market (i) before the closing of the offer or (ii) after the closing of the offer for as long as Business Objects remains a publicly traded company.
From a U.S. tax standpoint, selling your ADSs on the market or in the offer should generally have the same result, although the price you receive on the market may differ from the price you receive in the offer, and the timing of your sale may affect whether or not you receive long-term capital gain treatment.
Who will send me information regarding my stock options and RSUs and how to proceed?
If you have vested options or RSUs, you will be entitled to participate in the tender offer by SAP. Information about the tender offer and the processes will be provided to you after the offer has been filed with the Autorité des marchés financiers and the U.S. Securities & Exchange Commission and the offer has commenced.

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Pre-Change of Control Equity Compensation FAQ
Will there be a blackout period during which we won’t be able to exercise our options?
The usual period during which trading is restricted for insiders and employees does not apply to option exercises — only to the sale of the underlying shares. The timing — blackout period or not — will not restrict the tender of shares you receive upon exercising vested options. Therefore, you may exercise and tender shares at any time during the tender offer period. Any sales outside of the tender offer, however, will be subject to the normal blackout period restrictions.
I have some legacy Crystal, Infommersion or SRC Software options that have not been exercised. What will happen to these?
Crystal, Infommersion and SRC Software options will be treated in the same manner as Business Objects options. If they are vested, they may be exercised and the ADSs purchased upon exercise may be tendered in the offer from SAP. You will receive information about the process when the offer has been filed and the offer period commences.
II. Regarding: Employee Share Purchase Plan (“ESPP”) and the French Saving Plan (“PEE”)
We received the email that no new offering period will be offered for the ESPP and the PEE. This seems inconsistent with management’s direction to continue our current operations as a separate company — please explain.
The ESPP and the PEE allow us to establish new offering periods at our discretion. At this time, the decision to suspend new offering periods is required because it was negotiated as part of the tender offer agreement (Section 3.2) which is posted on the Business Objects’ IR website. The underlying purpose of the ESPP and PEE is to help motivate our employees to increase our share price. Because we are currently trading at close to the tender offer price, future increases in our share price are largely dependent on SAP performance. Accordingly, these plans are being discontinued.
Is there a corresponding employee stock purchase or savings plan at SAP that Business Objects employees will be eligible to participate in?
SAP currently offers its own equity incentive programs and will determine during the integration planning process whether this benefit will be extended to Business Objects employees.
Circular 230 Compliance: To ensure compliance with requirements imposed by the U.S. Internal Revenue Service, please be advised that any U.S. federal tax advice contained herein is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.
Additional Information
The tender offer for the outstanding ordinary shares, the convertible bonds and the warrants of Business Objects has not yet commenced. This FAQ is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Business Objects securities. The solicitation and the offer to buy ordinary shares of Business Objects, the convertible bonds and the warrants will be made only pursuant to an offer to purchase and related materials that SAP and its subsidiary intend to file with the SEC on Schedule TO. Business Objects also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.

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Pre-Change of Control Equity Compensation FAQ
Business Objects stockholders and other investors should read the draft Note d’Information and the draft Note en Réponse filed by SAP and by Business Objects, respectively, with the AMF on October 22, 2007, and any updates thereto carefully because these documents contain important information, including the terms and conditions of the tender offer. In addition, Business Objects stockholders and other investors should read the Tender Offer Statement on Schedule TO and the Schedule 14D-9 to be filed by SAP and Business Objects, respectively, carefully because these documents will contain important information, including the terms and conditions of the tender offer. Business Objects stockholders and other investors may obtain copies of the draft Note d’Information and the draft Note en Réponse and any other documents filed with the AMF from the AMF’s website (amf-france.org), and any other tender offer documents subsequently filed with the AMF or the SEC from their respective websites (SEC website at www.sec.gov), in both cases without charge. Materials filed by SAP may be obtained for free at SAP’s web site, www.sap.com. Materials filed by Business Objects may be obtained for free at Business Objects’ web site, www.businessobjects.com. Stockholders and other investors are urged to read carefully all tender offer materials prior to making any decisions with respect to the tender offer.

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